NOTICE OF CHANGE IN CORPORATE STRUCTURE

Section 4.9 of National Instrument 51-102 (“NI 51-102”)

1.Names of the parties to the transaction

Liquid Media Group Ltd. (the “Company”)

2.Description of the transaction

The Company completed an alteration of its share capital by way of a share consolidation on the basis of one post-consolidated common shares for every four pre-consolidated common shares (the “Share Consolidation”).  Following the Share Consolidation, the total number of issued and outstanding shares is 4,828,208 common shares.

3.Effective date of the transaction

The effective date of the Share Consolidation was August 4, 2023.

4.The name of each party, if any, that ceased to be a reporting issuer after the transaction  and of each continuing entity

Not applicable.

5.Date of the reporting issuer’s first financial year-end after the transaction if section 4.9(a) or 4.9(b)(ii) of NI 51-102 applies

Not applicable.

6.Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction pursuant to section 4.9(a) or 4.9(b)(ii) of NI 51-102

Not applicable.

7.The documents filed in respect of the transaction pursuant to section 4.9(a) or 4.9(b)(ii) of NI 51-102

Not applicable.

DATED at Vancouver, British Columbia, this 7th day of August, 2023.